

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 5, 2018

<u>Via E-Mail</u>
Michael W. Nall
Chief Executive Officer and President
Biocept, Inc.
5810 Nancy Ridge Drive
San Diego, CA 92121

   Re: **Biocept, Inc.**
     Registration Statement on Form S-1
     Filed May 23, 2018
     File No. 333-225147

Dear Mr. Nall:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jonathan Burr at (202) 551-5833 with any questions.

          Sincerely,

          /s/ James Lopez (for)

          John Reynolds
          Assistant Director
          Office of Beverages, Apparel, and Mining

cc: Charles J. Bair
    Cooley LLP